PRIVATE OFFERING NOTICE

                                [LOGO OMITTED]

                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
              Asian Currencies/United States Dollar Basket Notes
                             due January   , 2007
                      US$10 principal amount per security

                           Private Offering Notice

                                Summary Terms

The securities:                                                    Payment at maturity:
o  100% principal protection at maturity.                          o  The amount investors receive at maturity will be based upon
o  No payments prior to maturity and the securities may not           the change in value of the Asian Currencies/United States
   be redeemed prior to maturity.                                     Dollar Basket over the term of the securities multiplied
o  Senior unsecured debt securities of Merrill Lynch & Co.,           by a participation rate expected to equal 100%. If the value
   Inc., denominated and payable in United States dollars.            of the Asian Currencies/United States Basket decreases or does
o  The securities are designed for investors who believe that         not increase, at maturity investors will receive the $104
   the value of the New Taiwan dollar, the South Korean won,          principal amount per security.
   the Thai baht, the Indian rupee, the Chinese renminbi
   (yuan), the Japanese yen and the Singapore dollar relative to the United States dollar will appreciate over the term
   of the securities.
o  The securities are made available to each investor outside of the United States in a minimum initial investment of
   US$50,000 or such other amount, and subject to such other
   restrictions, as may be applicable to such investor under
   the private offering rules of any jurisdiction outside of
   the United States.
o  Expected settlement date: January   , 2007.
o  CUSIP No.:

The securities (the "Securities"), the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the "Company").

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.

This Notice and the Offering Document have been issued by the Company for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages S-6 to S-9 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.


                           PRIVATE OFFERING NOTICE

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The Securities are denominated in United States dollars. Investors that purchase securities with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

     (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


                 The date of this Notice is September 23, 2004

       This Notice supplements the Preliminary Pricing Supplement, dated September 23, 2004, and the Prospectus Supplement and Prospectus,
                           dated November 26, 2003.